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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNATOR INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 BERKELEY STREET, B-03
(No. and Street)

BOSTON	MA	02048
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK RISPOLI (617) 572-6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET	BOSTON	MA	02116
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2017
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANK RISPOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNATOR INVESTORS, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public Exp. 05-30-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNATOR INVESTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2016

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Signator Investors, Inc.

We have audited the accompanying statement of financial condition of Signator Investors, Inc. (the Company), as of December 31, 2016, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2017

SIGNATOR INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

Assets	
Cash	$ 5,820,904
Money market and other equity securities - trading (cost $12,461,680)	12,493,561
Accounts receivable	17,806,068
Receivable from clearing firms	150,000
Due from affiliated companies	364,405
Current tax receivable	553,121
Fixed assets, net	669,595
Goodwill and other intangible assets, net	71,363,908
Other assets	3,202,267
Total assets	$ 112,423,829
Liabilities	
Accounts payable & accrued expenses	$ 2,329,828
Commissions and distribution expenses payable	17,302,265
Due to affiliated companies	4,600,062
Deferred compensation	3,613,189
Deferred income taxes, net	1,322,346
Total liabilities	29,167,690
Shareholder's equity	
Common stock ($1.00 par value; 2,000 shares authorized, 1,002 shares issued and outstanding)	1,002
Additional paid-in capital	84,706,081
Retained earnings (deficit)	(1,450,944)
Total shareholder's equity	83,256,139
Total liabilities & shareholder's equity	$ 112,423,829

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues		
Selling commissions	$	107,563,551
Rule 12b-1 service fees		85,014,015
Investment advisory service fees		81,122,963
Administration fees		8,301,313
Marketing reimbursement fees		3,567,414
Other revenue		2,702,828
Total revenues		288,272,084
Expenses		
Selling commissions		96,113,202
Rule 12b-1 service fees		81,367,469
Investment advisory service fees		74,282,354
Other selling, general, and administrative expenses		31,693,657
Total expenses		283,456,682
Income (loss) before income taxes		4,815,402
Income tax expense (benefit)		4,210,919
Net income (loss)	$	604,483

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2016	$ 1,001	$ 24,318,890	$ (55,427)	$ 24,264,464
Net income (loss)			604,483	604,483
Capital contribution from Parent	1	65,375,351		65,375,352
Return of capital to Parent		(5,000,000)		(5,000,000)
Dividend to Parent			(2,000,000)	(2,000,000)
Shared-based payments		11,840		11,840
Balance at December 31, 2016	$ 1,002	$ 84,706,081	$ (1,450,944)	$ 83,256,139

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net income (loss)	$ 604,483
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	1,675,157
Amortization of intangible assets	1,080,409
Change in operating assets and liabilities:	
Net (subscriptions) redemptions of money market securities	6,785,754
Accounts receivable	(3,398,864)
Due to/from affiliated companies, net	2,914,328
Current tax receivable/payable	(1,159,472)
Other assets	(2,252,789)
Accounts payable and accrued expenses	(2,144,970)
Commissions and distribution expenses payable	3,116,413
Deferred compensation	3,613,189
Net cash provided by (used in) operating activities	10,833,638
Cash flows from investing activities	
Purchase of fixed assets	(669,595)
Net cash provided by (used in) investing activities	(669,595)
Cash flows from financing activities	
Share-based payments	11,839
Distributions to parent	(7,000,000)
Net cash provided by (used in) financing activities	(6,988,161)
Net increase (decrease) in cash	3,175,882
Cash at beginning of year	2,645,022
Cash at end of year	$ 5,820,904
Non cash investing and financing activities:	
Contribution of Transamerica Financial Advisor's assets from Parent	65,375,352

The accompanying notes are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

Signator Investors, Inc. (the "Company") is a direct wholly-owned subsidiary of John Hancock Financial Network, Inc. ("JHFN" or "Parent"). JHFN is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the state of Delaware on May 7, 1968. The Company is the retail broker-dealer for JHFN's distribution network of independent firms. The Company offers a full range of variable insurance products, mutual funds, fee-based investment advisory services, and general securities through its registered representatives. In its capacity as an investment adviser, the Company offers financial planning services, managed accounts through programs it sponsors and through third party managed account providers, as well as fiduciary investment advisory services to 401(k) plan sponsors.

Effective May 13, 2016, JHFN entered into an agreement with Transamerica Financial Advisors, Inc. ("TFA") under which JHFN acquired certain assets of TFA. JHFN subsequently contributed the acquired assets, consisting of goodwill and intangibles, to SII. The purchase of TFA was treated as a business combination for accounting purposes as the acquired operations meet the definition of a business under the relevant accounting guidance. TFA was acquired for $65,375,352 of which $19,992,814 was allocated to an amortizing distribution network intangible asset and the remaining balance of $45,382,538 to goodwill.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions, but does accept customer funds and securities for deposit and promptly transmits all customer funds and securities received to its third-party broker/dealer, Pershing, or the related insurance carrier.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market and Other Equity Securities. The Company classifies its money market and other equity securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies and mutual funds.

Goodwill and Other Intangible Assets. Goodwill represents the excess of the cost over the fair value of identifiable net assets acquired. The allocation of purchase consideration resulted in recognition of goodwill and other intangible assets.

Other intangible assets include the distribution network of sales agents and producers responsible for procuring business. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that these other intangible assets have an estimated definite life of 15 years.

The Company tests goodwill for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred. Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. An impairment is recorded whenever goodwill or an intangible asset's fair value is deemed to be less than its carrying value.

Fixed Assets. Leasehold improvements are recorded at historical cost, net of accumulated amortization. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Cash, money market, and other equity securities are classified within Level 1 of the fair value hierarchy and are based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2016. The Company's policy is to record such transfers at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value.

Revenue Recognition. Selling commissions are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Investment advisory service fees are recognized in the period in which the services are performed. Other revenue includes transaction fee and interest income, as well as unrealized gains/losses on securities. Transaction fee income and unrealized gains/losses are recognized in the period in which they occur. Interest income is recognized on an accrual basis. All other types of revenue are recognized when the related services are performed.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Recently Adopted Accounting Pronouncements

Going Concern

In August 2014, the Financial Accounting Standards Board ("FASB") issued guidance regarding management's assessment of an entity's ability to continue as a going concern. The pronouncement requires management to assess the entity's ability to continue as a going concern, and provide footnote disclosures when conditions give rise to substantial doubt about an entity's ability to continue as a going concern within one year from the financial statement issuance date. The new guidance was effective in the first annual period ending after December 15, 2016. The adoption of this guidance had no impact on the Company's financial condition, results of operations, and financial statement disclosures.

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company is assessing the impact of this standard.

Lease Accounting

In February 2016, the FASB issued updated guidance that requires the rights and obligations associated with leasing arrangements be reflected on the balance sheet in order to increase transparency and comparability among organizations. Under the updated guidance, lessees will be required to recognize a right-of-us asset and liability to make lease payments and disclose key information about leasing arrangements. The updated guidance is effective for fiscal years periods beginning after December 15, 2019. The Company is assessing the impact of the guidance.

Note 3 – Related Party Transactions

Management believes the allocation of expenses used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Distribution and Selling Agreements. The Company earns trail commissions on annuity products issued by JHUSA, and John Hancock New York ("JHNY"). The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. For the year ended December 31, 2016 the Company recorded $9,137,104 in selling commission revenues within the Statement of Operations.

The Company also distributes group annuity and college savings plans issued by JHUSA. For group annuities, the Company received selling commission revenues that totaled $232,970 and received Rule 12b-1 service fees that totaled $3,749,952 for the year ended December 31, 2016. For college savings plans, the Company received selling commissions that totaled $234,077 and received Rule 12b-1 service fees that totaled $386,589 for the year ended December 31, 2016 and are included in the Statement of Operations. As a retail broker-dealer, the Company has a Selling Agreement (the "Selling Agreement") with John Hancock Funds, LLC ("Funds, LLC"), an affiliate and the underwriter and/or distributor for registered investment companies (the "Funds") managed by John Hancock Advisers, LLC ("Advisers"), an indirect wholly owned subsidiary of JHUSA. Under the Selling Agreement, the Company serves as a broker/dealer for Funds, LLC. The Company received marketing reimbursement fees from Funds, LLC which totaled $246,711 for the year ended December 31, 2016. Of this total, $146,711 is included in marketing reimbursement fees, and $100,000 as a credit in other selling, general, and administrative expenses in the Statement of Operations. Pursuant to the Selling Agreement, the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions and Rule 12b-1 service fees from Funds, LLC that totaled approximately $2,461,523 and $3,908,261, respectively for the year ended December 31, 2016. These amounts are included in selling commissions, and Rule 12b-1 services fees, respectively, in the Statement of Operations.

Service Agreements. The Company reimburses JHUSA for certain payroll and related expenses including salaries and benefits, and amounted to $10,373,915 for the year ended December 31, 2016 and are included in other selling, general, and administrative expenses in the Statement of Operations.

The Company reimburses JHUSA for services provided and certain administrative and other expenses paid by JHUSA. These expenses amounted to $8,105,246 for the year ended December 31, 2016, and are included in other selling, general, and administrative expenses in the Statement of Operations.

The Company reimburses SIA for other administrative and payroll related expenses. These expenses amounted to $7,063,377 for the year ended December 31, 2016, and are included in other selling, general, and administrative expenses in the Statement of Operations.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2016 included commissions and Rule 12b-1 service fees revenue due from Funds, LLC. It also includes a net receivable from Funds, LLC associated with accrued marketing reimbursement

fees due from Funds, LLC less accrued wholesaling training compensation costs due to Funds, LLC.

Due to affiliated companies at December 31, 2016 includes payroll related expenses and other administrative expenses paid on behalf of the Company by JHUSA and/or SIA. Generally, these are settled monthly.

Note 4 – Goodwill and Other Intangible Assets

Goodwill and other intangibles assets are as follows:

December 31, 2016	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Goodwill	$ 49,471,904	-	$ 49,471,904
Subject to amortization:			
Distribution network	23,498,211	(1,606,207)	21,892,004
Total	$ 72,970,115	(1,606,207)	$ 71,363,908

Amortization expense was $1,080,409 for the year ended December 31, 2016. The expense is recorded to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be $1,565,817 for each of the years ending December 31, 2017, 2018, 2019, 2020, and 2021. Additionally, there were no impairments in 2016.

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2016 were as follows:

Current taxes		
Federal	$	2,416,585
State		119,177
Total		2,535,762
Deferred taxes		
Federal		1,607,773
State		67,384
Total		1,675,157
Total income tax expense (benefit)	$	4,210,919

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2016 follows:

Tax at 35%	$	1,685,391
Add (deduct):		
State income taxes net of federal benefit		121,265
Nondeductible expenses, including meals and entertainment		1,938
Goodwill and other intangible assets, net		2,087,325
Prior year taxes		315,000
Total income tax expense (benefit)	$	4,210,919

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2016, deferred tax assets and liabilities consisted of the following:

Deferred tax assets:		
Long term bonus	$	433,177
Deferred compensation		1,294,880
Other		9,039
Total deferred income tax assets		1,737,096
Deferred income tax liabilities:		
Partnership flowthrough income		2,354
Goodwill and other intangible assets, net		3,029,841
Fixed assets depreciation		13,049
Market to market gains on securities		14,198
Total deferred income tax liabilities		3,059,442
Net deferred tax asset (liability)	$	(1,322,346)

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets. The Company made federal income tax payments to JHUSA of $3,673,828 in 2016. The Company made state income tax payments to The Manufacturer's Investment Corp. ("MIC") of $38,001 in 2016.

In 2016, the IRS completed their audit of 2002 through 2013 and no adjustments were raised for the Company. Tax years 2014 and 2015 currently remain unaudited.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in Selling, General and Administrative Expense in the Statement of Operations.

Note 6 – Net Capital and Regulatory Requirements

As a registered broker/dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2016 the Company had net capital, as defined, of $5,811,914. The minimum net capital requirement at December 31, 2016 was $250,000.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule for the period January 1, 2016 through April 30, 2016 and (k)(2)(ii) of that rule through December 31, 2016.

Note 7 – Legal Proceedings

Legal Proceedings. The Company is involved in certain legal proceedings from time to time arising out of its business operations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company maintains insurance through its errors and omissions and fidelity bond policies to provide financial protection against certain types of claims. Management believes the outcome of pending litigation will not have a material adverse effect on the Company. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. The Company records legal accruals and related insurance and counterclaim recoveries on a gross basis. At December 31, 2016, the Company recorded a liability of $25,000 in accounts payable and accrued expenses on the Statement of Financial Condition. The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the SEC or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various customer securities transactions. The Company uses a clearing broker/dealer to execute customer transactions. Such transactions may expose the Company and the clearing broker/dealer to off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Management believes the risk of default by customers will not have a material adverse effect on the Company.

The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Note 8 – Deferred Compensation Plan

Effective June 1, 2016 MFC, the plan sponsor, established an unfunded plan maintained for the purpose of providing deferred compensation for a select group of independent contractors that are highly compensated within JHFN. Under this plan, participants have the opportunity and flexibility to invest their plan balances in the available investment options. The liability for this plan at December 31, 2016 was $3,613,189.

Note 9 – Subsequent Events

In January 2017, the Company received a cash capital contribution of $3,000,000 from its Parent. The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2016 financial statements through February 28, 2017, the date on which the financial statements were issued.

Supplemental Information

Signator Investors, Inc.
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Computation of Net Capital

Total shareholder's equity (from Statement of Financial Condition)	$ 83,256,139
Nonallowable assets:	
Accounts receivable	1,625,412
Non-marketable equity securities	6,772
Due from affiliated companies	24,099
Fixed assets, net	669,595
Goodwill and other intangible assets, net	71,363,908
Other assets	3,520,977
Total nonallowable assets	77,210,763
Net capital before haircuts on securities positions	6,045,376
Haircuts on securities:	
Investment in equity securities	233,462
Total haircuts on securities	233,462
Net capital	5,811,914

Computation of Alternate Net Capital Requirement

Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital over requirement	$ 5,561,914

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2016.

Signator Investors, Inc.
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule for the period January 1, 2016 through April 30, 2016 and (k)(2)(ii) of that rule through December 31, 2016.

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Report of Independent Registered Public Accounting Firm

To the Board of Directors
Signator Investors, Inc.

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) Signator Investors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i) & (2)(ii)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)((2)(i) & (2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017

197 Clarendon Street, C-8
Boston, MA 02116

Signator Investors, Inc.®
powered by John Hancock Financial Network

Signator Investors, Inc.'s Exemption Report

Signator Investors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k).

The Company is an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities received to its third-party broker/dealers, National Financial and Pershing, or the related insurance carrier/fund company. The Company transacts this portion of the firm's business under the exemption in paragraph 17 C.F.R. §240.15c3-3 (k)(2)(ii) through December 31, 2016.

The Company has met the identified exemption provision throughout the most recent fiscal year without exception for this portion of the firm's business.

Additionally, the Company engaged in "common remit" transactions wherein the Company received client monies from payroll deductions and promptly transferred the monies to the insurance carrier/fund company. The Company had transacted this business under the exemption in paragraph 17 C.F.R. §240.15c3-3 (k)(2)(i) through use of a "Special Account for the Exclusive Benefit of Customers" through April 30, 2016.

The Company met the identified exemption provisions throughout the most recent fiscal year for this portion of the firm's business except as described below.

The Company process does not allow for a review of timing in strict adherence with the "noon the next business day" guidance. Therefore, the Company has treated as exceptions items which cannot be identified as having been forwarded by noon, even if the item was forwarded the next business day.

197 Clarendon Street, C-8
Boston, MA 02116

Signator Investors, Inc.®
powered by John Hancock Financial Network

Activity during 2016 was as follows:

12 Deposits without a noted exception to the prompt transmittal rule

22 Deposits forwarded on the next business but noted as an exception due to lack of reporting around the noon deadline

14 Deposits forwarded after the next business. The cause of these delays were various issues related to the mechanics of commerce (including internal deadlines related to check printing, delay of client investment choices to be forwarded with the monies to the fund companies, etc.). The Company's review did not note any instances where the transmittal extended beyond 5 business days subsequent to receipt of funds.

48 **Total Deposits**

Signator Investors, Inc.

I, Frank Rispoli, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

February 28, 2017